ARTICLES OF INCORPORATION
                                       OF
                         GRANITE BAY TECHNOLOGIES, INC.


     FIRST: The name of this corporation is Granite Bay Technologies, Inc.

     SECOND: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

     THIRD: This corporation's initial agent for service of process is the Corporation Service Company which will do business in California as CSC-Lawyers Incorporating Service.

     FOURTH: The Corporation is authorized to issue two classes of stock, designated Common Stock, no par value ("Common Stock") and Preferred Stock, no par value. The total number of shares which the Corporation is authorized to issue is Fifty Million (50,000,000). The total number of shares of Common Stock is Forty Million (40,000,000) and the total number of shares of Preferred Stock is Ten Million (10,000,000).

     Shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors shall determine the designation of each series and the authorized number of shares of each series. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

     FIFTH: The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. This corporation is also authorized, to the fullest extent permissible under California law, to indemnify its agents (as defined in Section 317 of the California Corporations Code), whether by bylaw, agreement or otherwise, for breach of duty to this corporation and its shareholders in excess of that expressly permitted by Section 317 and to advance defense expenses to its agents in connection with such matters as they are incurred, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code. If, after the effective date of this Article, California law is amended in a manner which permits a corporation to limit the monetary or



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other  liability  of  its  directors  or to authorize   indemnification  of,  or
advancement of such defense expenses to, its directors or other persons, in any such case to a greater extent than is permitted on such effective date, the references in this Article to "California law" shall to that extent be deemed to refer to California law as so amended.

               Executed at Sacramento, California, this 28th day of July, 2000.



                          /s/ P. Blair Mullin
                          P. Blair Mullin, Incorporator